EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

(a)

The name and address of the offeror.

Frank Lang
c/o1400 – 570 Granville Street
Vancouver, BC  V6C 3P1
(the “Offeror”)

(b)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On January 30, 2009, Frank A. Lang, an officer and director of Cream Minerals Ltd. (“Cream”), acquired 3,000,000 Units (each Unit consisting of one common share and one common share purchase warrant), as part of a private placement of Cream.  Additionally, Dauntless Developments Ltd. (a company controlled by Mr. Lang) acquired 2,000,000 Units in the same private placement.  Immediately prior to the closing of the private placement, Mr. Lang beneficially owned or had control or direction over 11,465,951 common shares of Cream and securities convertible into an additional 2,005,000 common shares of Cream equal in aggregate to approximately 27% of the issued and outstanding common shares of Cream.  The direct and indirect acquisition of an aggregate 5,000,000 Units by Mr. Lang constitutes an increase in his holdings (both direct and indirect) equal to approximately 9% of the post closing issued and outstanding common shares of Cream, or an aggregate of approximately 36%.

(c)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

The Offeror, immediately after this transaction, beneficially owns and has direction and control over 16,465,951 common shares of Cream and securities convertible into 7,005,000 common shares of Cream equal in aggregate to approximately 36% of the issued and outstanding common shares of Cream.

(d)

The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)

the offeror, either alone or together with any joint actors, has ownership and control,

See paragraph (c) above.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

(e)

the name of the market in which the transaction or occurrence that gave rise to the news release took place;

Not Applicable.  Acquisition took place via a Private Placement.

(e.1)

the value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release;

Frank A. Lang and Dauntless Developments Ltd. each paid a price of CAN$0.05 per Unit purchased.

(f)

the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The Offeror acquired the Units for investment purposes.  Depending on the market and other conditions the offeror may from time to time in the future, increase or decrease his ownership, control or direction over the common shares or other securities of Cream, through market transactions, private agreements or otherwise.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint action, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Frank A. Lang and Dauntless Developments Ltd. each acquired the Units pursuant to a private placement subscription agreement with Cream providing for the purchase of the 3,000,000 Units and 2,000,000 Units, respectively, at a price of CAN$0.05 per Unit, on the same terms as the other subscribers to the private placement.

(h)

the names of any joint actors in connection with the disclosure required by this Appendix;

Dauntless Developments Ltd.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror;

Frank A. Lang and Dauntless Developments Ltd. each acquired the Units for an aggregate subscription price of $150,000 and $100,000, respectively.

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities;

Not applicable.

(k)

if applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

The offeror relied on sections 2.3 and 2.5 of NI 45-106, by virtue of the offeror’s relationship with Cream as a director and officer, and the offeror’s qualification as an “accredited investor”, as such term is defined in NI 45-106.

Dated: February 3, 2009.

/s/Frank A. Lang

NEWS RELEASE

February 3, 2009

Purchase of shares by way of private placement
in the capital of Cream Minerals Ltd. ("Cream")
NATIONAL INSTRUMENT 62-103

Frank A. Lang, an officer and director of Cream Minerals Ltd. (“Cream”), acquired 3,000,000 Units (each Unit consisting of one common share and one common share purchase warrant), as part of a private placement of Cream.  Additionally, Dauntless Developments Ltd. (a company controlled by Mr. Lang) acquired 2,000,000 Units in the same private placement.  Immediately prior to the closing of the private placement, Mr. Lang beneficially owned or had control or direction over 11,465,951 common shares of Cream and securities convertible into an additional 2,005,000 common shares of Cream equal in aggregate to approximately 27% of the issued and outstanding common shares of Cream.  The direct and indirect acquisition of an aggregate 5,000,000 Units by Mr. Lang constitutes an increase in his holdings (both direct and indirect) equal to approximately 9% of the post closing issued and outstanding common shares of Cream, or an aggregate of approximately 36%.

Frank A. Lang acquired these securities for investment purposes and may increase his holdings in Cream in future if he considers such increase to be warranted, but has no intention to acquire ownership of, or control over, additional securities of Cream at this time.

As prescribed by applicable securities legislation, Mr. Lang filed an report via SEDAR with securities regulators detailing the above transaction.  A copy of the report may be optained directly from www.sedar.ca OR may be requested via telephone from Mr. Lang at 604-687-4622.

/s/ Frank A. Lang

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.